SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Clough Global Equity Fund
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

18914C100
(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D’Angelo

(212) 542-4635

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18914C100	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,409,240
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,409,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,409,240
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.65%[1]
14	TYPE OF REPORTING PERSON PN; IA

____________________________

1 The percentages used in this Schedule 13D are calculated based upon 17,653,305 Shares (defined below) outstanding as of October 31, 2016 as reported in the Issuer's Annual Report to Shareholders on Form N-CSR filed on January 9, 2017.

CUSIP No. 18914C100	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,409,240
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,409,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,409,240
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.65%[1]
14	TYPE OF REPORTING PERSON IN

____________________________

1 The percentages used in this Schedule 13D are calculated based upon 17,653,305 Shares outstanding as of October 31, 2016 as reported in the Issuer’s Annual Report to Shareholders on Form N-CSR filed on January 9, 2017.

CUSIP No. 18914C100	SCHEDULE 13D/A	Page 4 of 7 Pages

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 6, 2017 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on January 27, 2017 (“Amendment No. 1”), and Amendment No. 2 to the Original Schedule 13D, filed with the SEC on February 3, 2017 (“Amendment No. 2” and together with this Amendment No. 3, Amendment No. 1 and the Original Schedule 13D, the “Schedule 13D”) with respect to the shares of common stock, no par value (the “Shares”), of Clough Global Opportunities Fund (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Original Schedule 13D, Amendment No. 1 and Amendment No. 2. This Amendment No. 3 amends Items 3, 4 and 5 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Shares were derived from the subscription proceeds from investors in SCMF, SCMF II, SCLMF, SCS, SCEF 1 and SCEF 2 and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of $26,566,352 was paid to acquire the Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons have engaged, and may continue to engage, in discussions with management and the Board of Trustees of the Issuer regarding the long-term performance of the Issuer and the trading of the Shares at a discount to the Issuer’s net asset value.

On February 10, 2017, SCMF, a fund of Saba Capital, submitted to the Issuer a notice of its intention to nominate three persons (collectively, the “Nominees”) for election to the Issuer’s Board of Trustees at the 2017 annual meeting of shareholders of the Issuer.

CUSIP No. 18914C100	SCHEDULE 13D/A	Page 5 of 7 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entireties, and paragraph (c) is hereby amended and supplemented as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D/A are calculated based upon 17,653,305 Shares outstanding as of October 31, 2016 as reported in the Issuer’s Annual Report to Shareholders on Form N-CSR filed on January 9, 2017.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Shares effected since the filing of Amendment No. 2 by Saba Capital, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

CUSIP No. 18914C100	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2017

SABA CAPITAL Management, L.P. /s/ Michael D’Angelo
Name: Michael D’Angelo Title: Chief Compliance Officer

BOAZ R. WEINSTEIN /s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

CUSIP No. 18914C100	SCHEDULE 13D/A	Page 7 of 7 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person since the filing of Amendment No. 2. All transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased	Price ($)*
2/3/2017	27,285	11.80

*       Excluding commissions